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[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6053

keithpisani@paulhastings.com

May 27, 2010	58278.00031

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               Crystal River Capital, Inc.
Preliminary Schedule 14A (File No. 001-32958) filed on April 1, 2010

Schedule 13E-3 (File No. 005-82423) filed on April 2, 2010

Dear Mr. Duchovny:

On behalf of our client, Crystal River Capital, Inc. (the “Company”), we are transmitting for filing the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 of the Company, Brookfield Asset Management Inc. (“Brookfield”), B Acquisition Sub Inc. and Partners Limited (collectively, the “Filing Persons”).  The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated April 22, 2010 relating to the Company’s original preliminary proxy statement and the Filing Persons’ original Schedule 13E-3, filed with the Commission on April 1, 2010 and April 2, 2010, respectively.  We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Preliminary Schedule 14A

Cover page

1.                                      Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

The Company has revised the cover page of the Proxy Statement and the proxy card in response to the Staff’s comment.

2.                                      Please explain, with a view toward revised disclosure, how you determined that Mr. Drake, Mr. Hansen and Mr. Salvatore are independent given that Mr. Drake has served as your president and chief executive officer during the entire time the current transaction has been considered, including at the time the special committee was formed, and that each person serves or served on the board of investment companies advised by subsidiaries of Brookfield, as disclosed in pages 76 and 77.

The Company has revised the disclosure on the cover page and pages 4, 13-14, 26, 28, 32 and 33 of the Proxy Statement in response to the Staff’s comment.

In addition, we respectfully submit that the fact that Messrs. Drake, Hansen and Salvatore serve or served on the boards of certain investment companies advised by subsidiaries of Brookfield or their affiliates does not, by itself, result in the loss of their “independent director” status under the rules of The Nasdaq Stock Market.  Messrs. Drake, Hansen and Salvatore serve as independent directors on each of those other boards referenced on pages 80 and 81 of the Proxy Statement.  It is common practice for independent directors to serve on more than one board for investment companies advised by the same investment advisor without adversely affecting their ability to be independent.

Mr. Drake was appointed the chairman of Company’s board of directors and the Company’s interim president and chief executive officer following the resignation of William M. Powell on August 28, 2009.  Prior to this appointment, Mr. Drake was not an employee of Crystal River, and Mr. Drake served as lead independent director from 2006 until August 28, 2009.  The Special Committee was formed on August 18, 2009 and Mr. Drake agreed to serve as its chairman at that time.

Special Factors

Background of the Merger, page 12

3.                                      Please revise this section to describe in additional detail meetings and discussions.  We note that in several places you group several meetings and matters discussed at each meeting in one sentence without describing the events in each meeting.  Describe and date each meeting and the matters discussed at each meeting.

The Company has revised the disclosure on pages 13 - 16, 19 - 20, 22 and 24 - 26 of the Proxy Statement in response to the Staff’s comments.

4.                                      Refer to the last paragraph on page 13.  Please disclose why Brookfield was not willing to reduce the outstanding balance of the company’s debt as part of a restructuring of the debt.  In this respect, disclose in an appropriate location in the proxy statement whether the special committee felt compelled to agree to Brookfield’s offer of $0.60 per share as a result of a Brookfield entity being the company’s lender.

The Company has revised the disclosure on pages 14 and 30 of the Proxy Statement in response to the Staff’s comment.

5.                                      Please name the collateral manager on page 14 and tell us whether that person or the Trust Preferred Holders are or were affiliates of the company or any Brookfield entity.

The Company has revised the disclosure on page 16 of the Proxy Statement in response to the Staff’s comment.

6.                                      With respect to the special committee meetings on February 12 and 16 (page 20), please revise to describe the updates received from the committee’s advisors.

The Company has revised the disclosure on page 22 of the Proxy Statement in response to the Staff’s comment.

7.                                      Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Thus, describe the Broadpoint presentation to the board on February 18, 2010.

The Company has revised the disclosure on page 37 in response to the Staff’s comment.

8.                                      Update the disclosure regarding the Laurel Canyon proposal described on page 23.

The Company has revised the disclosure on pages 24 and 25 of the Proxy Statement in response to the Staff’s comment.

Crystal River Special Committee’s Reasons for the Merger, page 23

9.                                      Please quantify the “significant administrative costs associated with being an SEC reporting company” (page 24).

The Company has revised the disclosure on page 27 of the Proxy Statement in response to the Staff’s comment.

10.                               We note that the special committee considered the financial advisor’s analysis and opinion regarding the fairness of the transaction and that the board of directors did likewise with respect to the special committee’s analysis and conclusions.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of

Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to clarify whether the special committee adopted the financial advisor’s analysis and opinion and whether the board adopted the special committee’s analysis and conclusions.  Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A with respect to the board of directors’ fairness determination.

The Company has revised the disclosure on pages 27, 29 and 31 of the Proxy Statement in response to the Staff’s comment.

11.                               Please revise to specifically explain how the special committee reached its fairness determination in spite of the first “potentially negative factor” on page 25.  In this respect, we note the disclaimer in the final paragraph of this section.

The Company has revised the disclosure on pages 30 and 31 of the Proxy Statement in response to the Staff’s comment.

12.                               Revise the second full bullet point on page 26 to remove doubt over whether the merger and merger agreement are affiliated transactions.  Your determination that the transaction is subject to Rule 13e-3 is an indication that the transaction is an affiliated transaction.

The Company has revised the disclosure on page 28 of the Proxy Statement in response to the Staff’s comment.

13.                               Refer to the final full paragraph on page 27.  Revise to explain why the special committee did not, and did not ask its financial advisor, to conduct a formal value analysis that would have allowed it to determine the company’s liquidation value.

The Company has revised the disclosure on page 30 of the Proxy Statement in response to the Staff’s comment.

Position of Brookfield as to the Fairness of the Merger, Page 28

14.                               Please revise the disclosure on pages 30-31 to explain the basis upon which the Brookfield filing persons believed that the “liquidation value likely would be significantly lower than the Company’s value as an ongoing business.” Also, disclose the Brookfield filing persons’ estimate of that liquidation value and the company’s value as an ongoing business.

The Company has revised the disclosure on page 34 of the Proxy Statement in response to the Staff’s comment.

In addition, as disclosed on page 34 in the Proxy Statement, Brookfield did not estimate the pre-merger going concern value of the Company’s equity as a public company for the purposes of determining the fairness of the merger consideration to the unaffiliated stockholders because, following the merger, the Company will have a significantly different capital and cost structure.

Opinion of Broadpoint Capital, Inc., page 31

15.                               Please revise the third bullet point on page 32 or your disclosure captioned “Discounted Cash Flow Analysis” to include a cross-reference to the location of the financial forecasts used by the financial advisor.

The Company has revised the disclosure on pages 35 and 37 of the Proxy Statement in response to the Staff’s comment.

16.                               Please revise to disclose the data underlying the results described in the Discounted Cash Flow and Premiums Paid analyses.  For example, disclose (i) the company’s projected results that were used in conducting the discounted cash flow analysis and how Broadpoint derived implied per share equity values from that data, and (ii) the premiums for each transaction included in the premiums paid analysis.  For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

The Company has revised the disclosure on pages 38 and 39 of the Proxy Statement in response to the Staff’s comment.

17.                               With respect to the Premiums Paid Analysis, please explain why the low end of the reference ranges selected by the financial advisor are significantly lower than both the mean and median for each of the 1-day and 30-day premium analysis results.

The Company has revised the disclosure on page 39 of the Proxy Statement in response to the Staff’s comment.

18.                               Disclose the information required by Item 1015(b)(4) of Regulation M-A, including a quantification of all fees paid to Broadpoint, its affiliates and/or unaffiliated representative by the Company or its affiliates during the past two years.

The Company has revised the disclosure on page 42 of the Proxy Statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 68

19.                               Please fill in the blanks in this section.

We respectfully advise the Staff that we cannot complete the blanks in this section until the record date for the special meeting has been set.  The Company will fill in the blanks as soon as it has determined the record date for its special meeting.

Financial Projections page 74

20.                               Revise to include the full financial projections provided to Broadpoint instead of the summary currently disclosed.

In accordance with our telephone conversation of April 23, 2010, the Company has now disclosed on pages 78 and 79 the material projections provided to Gleacher & Company Securities, Inc. (formerly known as Broadpoint Capital, Inc.) (“Gleacher”) for the period from February 1, 2010 through 2017, which projections underlie the Case 2 DCF analysis disclosed on pages 37 and 38 of the proxy statement.  In addition, the Company supplementally advises the Staff that no set of financial projections were provided to Gleacher that are not disclosed in the proxy statement.  However, the projections furnished to Gleacher contained additional granular information relating to the individual components of the projections disclosed in the proxy statement.  The Company believes that it has disclosed the material projections provided to Gleacher and does not believe that disclosing the more granular information that makes up those projections would provide additional material information to investors.

*                                         *                                         *

In response to the Staff’s request, each Filing Person has filed a letter on EDGAR containing the specified acknowledgements.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani
Keith Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:                         Jonathan Tyras, Crystal River Capital, Inc.

Michael Zuppone, Esq., Paul, Hastings, Janofsky & Walker LLP

John T. Haggerty, Goodwin Procter LLP

Scott M. Freeman, Sidley Austin LLP